

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Todd L. Wiseley
General Counsel and Executive Vice President of Administration
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

> **Re:** **Valassis Communications, Inc.**
> **Schedule 14D-9**
> **Filed January 6, 2014**
> **File No. 005-42356**

Dear Mr. Wiseley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.   Refer to the following sentence on page 2: "Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand." Please revise to provide more specific cross references to the exceptions to which you refer.

Arrangements between the Company and Parent, page 2

2.   Refer to the following sentence on page 2: "The Company's stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any

one or more of the Company's stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company's stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates." Please revise to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws. For instance, clarify that information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Valassis in Valassis' reports filed with the Commission.

3.   Where you summarize the terms of the Confidentiality Agreement, please revise to disclose the standstill provision.

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation of the Board, page 17

4.   We note disclosure on page 16 to the effect that the Transaction Committee sought repeatedly in the negotiations with Parent to secure as a component of the merger consideration some allocation of the potential recovery in the company's litigation against News Corporation. Where you discuss the board's ultimate reasons for recommending the merger, please revise to disclose what significance, if any, the board attached to the apparent inability of Valassis shareholders to realize value from any recovery.

Item 8. Additional Information to be Furnished, page 28

Appraisal Rights, page 28

5.   We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and 20 days after the date of mailing of this notice," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Item 8. Additional Information to be Furnished, page 28

Financial Projections, page 34

6.   We note that some of the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise the disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G.

Forward-Looking Statements, page 36

7.   Refer to the following sentence on page 37: "The Company does not undertake and specifically declines any obligation to update any forward-looking statements." Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Carol Anne Huff, Kirkland & Ellis LLP